

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

Alex Wu
Chief Financial Officer
NaaS Technology Inc.
Newlink Center, Area G, Building 7
Huitong Times Square
No.1 Yaojiayuan South Road, Chaoyang District
Beijing, 100024, The People's Republic of China

> **Re: NaaS Technology Inc.**
> **Shell Company Report on Form 20-F**
> **Response Dated February 14, 2023**
> **File No. 001-38235**

Dear Alex Wu:

We have reviewed your March 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2023 letter.

Shell Company Report on Form 20-F Filed June 16, 2022

Dada Auto Inc.
Combined Statements of Loss and Other Comprehensive Loss, page F-49

1.   We note your response to comment 1. In future filings, please revise your results of operations discussion in MD&A to quantify the amounts of incentives in excess of related revenues that were reclassified to selling and marketing expenses for the periods presented and discuss the underlying reasons for changes, if material.

You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services